May 25, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC
20549
Attention: Ms. Sandy Eisen

Re:	Pengrowth Energy Trust
Form 40-F for year ended December 31, 2005
Filed March 31, 2006
File No. 001-13253
This is in response to your letter dated March 8th. We will address each of your questions sequentially.
1)	40-F, Auditor’s Report, page 82

We will amend our filing to include the name of our independent auditor, KPMG LLP, which was inadvertently omitted in our initial filing.

2)	Financial Statements, Note 2, Property, Plant and Equipment, page 87

Pursuant to CICA paragraph 1581.27, and FASB paragraph 141.24, Pengrowth only capitalizes direct costs of an acquisition which include 3rd party legal, engineering, and accounting fees to consummate an acquisition. We do not capitalize indirect or internally generated general and administrative expenses. We will modify the wording in our note to clarify our policy.

3)	Financial Statements, Note 2, Injectant Costs, page 88

Pengrowth has several properties where tertiary recovery programs are employed. At the Judy Creek and Swan Hills fields in Central Alberta, ethane and methane are used to extract additional oil volumes from the reservoir. The ethane and methane used in the recovery projects originate from two sources: i) injectants purchased from 3rd parties; and ii) injectants that originate from Pengrowth’s own production volumes. Only purchased injectants are capitalized. Pengrowth also has an interest in the Weyburn field in Southeast Saskatchewan which is using a CO2 flood, the costs of these injectants are expensed as incurred. Accordingly, the following discussion only addresses the purchased injectants at Judy Creek and Swan Hills.

In 1998, when Pengrowth first began miscible flood pattern development, we targeted the patterns that had larger reserves in place with better injectant response. Reservoir modeling showed that the patterns were producing over an estimated 36 month period. As the miscible flood project has continued, we have gradually begun to develop other areas in the fields with lower reserves in place and shorter estimated durations. Each year, the engineers in charge of reservoir recovery do an analysis of current and planned patterns to determine the approximate duration of each pattern. Beginning in 2000, the period over which the patterns were producing was determined to be approximately 30 months and therefore the amortization period was reduced at that time. Beginning in 2005, the new patterns being developed were estimated by our engineers to have a 24 month duration, therefore the amortization for new patterns developed in 2005 were reduced to 24 months. For patterns developed prior to 2005, the amortization continues to be 30 months as we are still seeing production from most of these patterns. The current outlook anticipates the miscible flood project will cease in 2008 – 2009.

We are recovering a portion of the injected methane and ethane throughout the life of the project however it is impossible to establish whether the gas and NGL’s produced are injectant recoveries or if they are new product produced along with oil production. Generally, methane and ethane that is produced from the fields is re-injected and therefore not recognized in revenue. Final sale of the product will not occur until injecting is reduced or curtailed.

Injecting ethane and methane into the oil formation results in oil recovery in excess of the volumes that otherwise would be recovered. Therefore, we have capitalized the costs of the injectants and charge the costs to earnings over the expected period of incremental oil recovery. Below is our rationale for this treatment:
1)	We have not expensed the injectants as incurred as this would not appropriately match the cost of the injectants with expected incremental oil revenues which, based on our engineering analysis, occur over a 24-30 month period. On flood projects for which sufficient data exists that supports a period of incremental oil recovery, the injectant costs have future economic benefit.

2)	The cost of the injectants is recognized over the same period as the incremental oil revenue from the flood project. It is not possible to track the ethane and methane that is injected and recognize the cost when gas is recovered from the formation. Gas that is recovered from the formation is often gas that was in place (i.e. not ethane and methane that was injected) and is processed and re-injected into the well. Costs associated with gas that is recovered and re-injected is not capitalized as deferred injectant costs.

3)	Capitalizing the cost to the full cost pool would not be appropriate as the costs would be amortized over a period much longer than the estimated benefit. In addition, the injectants benefit only a portion of our reserves therefore it would be inappropriate to recognize the cost over our entire reserve base.
Below we address each of your questions if not already discussed above:

i)	The injectants being purchased for the miscible flood consist of approximately 70% ethane and 30% methane.

During 2005, we purchased $34.6 million (1.1 mmboe) of injectants — 74% was ethane ($22.2 million; 0.8 mmboe — unit price = $27.60/bbl), 26% was methane ($12.5 million; 0.3 mmboe — unit price = $7.48/mcf).

During 2004, we purchased $20.4 million (0.8 mmboe) of injectants — 69% was ethane ($11.0 million; 0.5 mmboe — unit price = $20.70/bbl), 31% was methane ($9.4 million; 0.2 mmboe — unit price = $6.55/mcf).

ii)	There is a spot market for the injectants in the area. When gas is recovered from the reservoir that is not subsequently processed and reused as injectants, we sell the gas through marketing streams in the area. The gas that is recovered from the reservoir and resold is a blend of the volumes injected and the original gas/liquids in the reservoir.

iii)	The estimated recoverable portion of purchased injectants is included in proved reserves.

iv)	The injectants are all liquid or gas-injection products. None of it is gas-lift gas.

v)	Discussed above.
4)	Financial Statements, Note 2, Asset Retirement Obligations, page 88

You are correct that the future abandonment costs included in both the National Instrument 51-101 (NI 51-101) disclosure on page 45 of our annual report, and in the FAS 69 disclosure included in our 40-F filing represent only the downhole abandonment costs. We refer to the guidance provided in NI 51-101 where such treatment is appropriate in accordance with Instruction 3 of Part 2 of NI 51-101, Form 1 (Page 6) of the Standards of Disclosure for Oil and Gas Activities. In accordance with NI 51-101, we also provide information in our AIF on total asset retirement obligations, inclusive of surface leases, wells, facilities and pipelines. We have been unable to identify specific guidance in FAS 69 regarding abandonment costs and have used practices consistent with NI 51-101, and our independent engineer’s assessment of the reserves.

5)	Financial Statements, Note 10 — Trust Units

On April 21, 2006 we met with Dr. Carlton Osakwe of the University of Calgary who completed a binomial lattice model incorporating the specific features of the Trust Unit Rights Plan (“Rights”). Based on the binomial model developed by Dr. Osakwe the fair value of the Rights issued in 2005, 2004 and 2003 was approximately 8.5%, 9.8% and 7.5%, respectively, of the grant date price of the Right. The modified Black-Scholes option pricing model that was used to estimate the fair value of the Rights and reflected as unit based compensation in our financial statements resulted in a value of 15% of the grant date price of the Right. Using the binomial model value of 8.5% the compensation expense for the Rights awarded in 2005 would be reduced by approximately $350,000. The compensation expense related to Rights that was recorded in the 2005 financial statements was $1.7 million; our net income in 2005 was $326 million.

The binomial lattice model was used to value Rights granted in the first quarter of 2006. In addition, we have disclosed the use of the binomial model in the first quarter interim financial statements.

We will adopt FAS 123(R) effective January 1, 2006, the impact of which will be disclosed in our 2006 annual financial statements. We have had preliminary conversations with our auditors with respect to the treatment of our compensation plans under FAS123(R). We have not yet completed our analysis of this issue.

6)	Certifications

We will revise our certification as you have indicated.
We trust this addresses your questions. Feel free to contact me if any additional questions.
Yours truly,
/s/ Christopher G. Webster
Chris Webster
Chief Financial Officer
Pengrowth Energy Trust